Exhibit 99.2
   OPC Acquisition of CPVSeptember 2020                                                                                                                                                                                                                                                                                                                                                                                                    ENERGY

     2        Receipt of the information delivered or to be delivered to you by OPC Energy Ltd. ("OPC" or the "Company") is subject to the following: This presentation is intended for the provision of concise and non-comprehensive information for the sake of convenience solely. You are hereby referred to the full immediate and periodic reports filed by the company with the Israel Securities Authority and the Tel Aviv Stock Exchange Ltd. for information regarding the Company’s activities and the risks entailed thereby, including warnings regarding forward-looking information, as defined in the Securities Law, 5728-1968, that is included therein. In case of any discrepancy between the information contained herein and the information contained in the official reports of IC to the Israeli Securities Authority and the Tel Aviv Stock Exchange, the information recorded in such official reports shall prevail. This presentation, as well as other oral or written statements made by OPC or any of its officers, advisors and employees, contain forward-looking statements and forward-looking information, including, but not limited to, those that discuss strategies, goals, developments, outlooks, projected economy measures or statistical measures. Such forward-looking statements and information are based on the current assumptions, intentions and plans of OPC. The forward-looking information in the presentation is subject to risks and uncertainties and may not materialize, in whole or in part, or may materialize significantly differently than as predicted, or may be affected by various factors, including factors that are not under the Company's control or such that cannot be estimated in advance. OPC makes no representation or warranty of any kind with respect to such information.For the avoidance of doubt, it is clarified that the Company does not undertake to update and/or modify the information included in this presentation to reflect events and/or circumstances occurring after the date of preparation of the presentation.This presentation does not constitutes an offer, invitation or recommendation to purchase, sell, subscribe for or do any transactions in the stock, equity or securities of the Company or its affiliates, in any jurisdiction, and the information provided in this presentation is not a basis for the making of any investment decision, nor a recommendation or opinion, nor a substitute for the discretion and independent analysis of any potential investor.  Disclaimer

     3        CPV Overview  Assets  Development  Management  CPV  Investment Highlights  CPV Commercial Structure   70%  Integrated Platform  operating assets, strong pipeline, execution capabilities  Strong Management Team  Industry leading management team with expertise across all key power market disciplines, development - finance – construction – operations - M&A – policy, with a consistent track record of success  Co-investors  30%                  Strong Pipeline includes 2.2 GW of renewables and 4 GW of CCGTs  1.4 GW of new modern operating assets in the U.S.  10.6 GW of assets under CPV management  Track Record  Developer with 4.8 GW of renewable generation and 10 GW of thermal generation commercialized in the U.S.

U.S. Renewable Landscape

Renewable Penetration

- Limited renewable penetration compared to other developed markets (e.g. Europe)
- Additional 260 GW of wind and solar expected by 2040
- LCOE reductions is resulting in accelerated renewables development
- Significant and growing demand from large corporations for renewable PPAs (e.g. Google, Facebook, and Amazon)

Government Regulation

- Renewables shift aided through Federal / State policies:
  - **RPS**: state legislation with renewable targets was enacted in 29 states
  - **RGGI**: localized carbon pricing, mainly in the North East, provides an additional catalyst for renewables

US Election Impact

- Renewable growth will continue regardless of U.S. election outcome
- Democratic presidency could lead to implementation of federal carbon taxes to comply with the Paris Accord
- Republican presidency likely to lead to a continued State-level support for carbon pricing (more States joining RGGI)



Electricity Generation by Fuel (USA):
TWh
6,000
5,000
4,000
3,000
2,000
1,000
0
19%
37%
19%
24%
36%
38%
12%
13%
2010
2020
2030
2040
2050
Renewables Natural Gas Nuclear Coal



Renewable Generation by Type (USA):
TWh
2,500
2,000
1,500
1,000
500
0
17%
40%
7%
35%
2%
38%
37%
5%
18%
3%
2010
2020
2030
2040
2050
Solar Wind Geothermal Hydroelectric Other

OPC ENERGY

*RPS: Renewable Portfolio Standards; RGGI: Regional Greenhouse Gas Initiative

Source: EIA

4

     5        Large, Well Progressed Renewable Pipeline  CPV has a proven track record as a renewable developer with 4.8 GW of wind generation through U.S.Renewable development pipeline:Advanced-Stage - 1.1 GWPV – 895 MWWind – 250 MWEarly-Stage – 1.1 GW (PV)  CPV Renewable Development Overview  Project  Technology  Capacity (MW)  Market  Solar Asset 1  PV  150  PJM  Solar Asset 2  PV  50  ISO-NE  Wind Asset 1  Wind  116  PJM  Wind Asset 2  Wind  72  PJM  Solar Asset 3  PV  147  SERC  Solar Asset 4  PV  40  ISO-NE  Solar Asset 5  PV  175  PJM  Solar Asset 6  PV  150  PJM  Solar Asset 7  PV  183  SERC  Wind Asset 3  Wind  61  ISO-NE  Renewable Advanced Stage    1,145    Early Stage  PV  1,100  PJM/MISO/ Mississippi  Total Renewable Pipeline    2,245

High Efficiency CCGT Opportunities

Industry in Transition

- Shale gas revolution has led to large scale coal retirement
- Continued Coal Retirement will require base load additions through highly efficient CCGTS

247 Facilities closed since 2011 Primarily environmentally-driven retirements

330 Facilities remain. More severe and lumpy retirements expected

Factors accelerating the demise of coal 2020-2025

Low Carbon Emissions Requirements	**Carbon Pricing** State and Federal
Abundance of Shale Gas	**Life Cycle Transition** Average age of 40 years

US Coal and Nuclear Fleet Capacity and Generation



Lower utilization is a leading indicator for retirements
Generation (GWh)
Capacity (GW)
2,150,000
2,050,000
1,950,000
1,850,000
1,750,000
1,650,000
1,550,000
1,450,000
1,350,000
1,250,000
1,150,000
1,050,000
950,000
850,000
750,000
400
350
300
250
200
150
100
50
0
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019
Coal Capacity
Nuclear Capacity
Coal Generation
Nuclear Generation

Source: EIA

OPC ENERGY

6

CPV's Thermal Pipeline

CPV Thermal Pipeline Locations


MISO
PJM
ERCOT

CPV Thermal Development Overview

- CPV has a robust pipeline of CCGT projects at various stages of development which allows for continued, profitable operating platform growth and accretive capital deployment
- Strategic partnerships with PPA and hedge providers, OEMs and financial institutions and investors results in closer alignment of interests and higher project returns
- CPV adds value by identifying markets with significant planned retirements and positioning its pipeline to benefit from the need for new flexible and reliable capacity
- Asset locations allow for unique natural gas sourcing opportunities, providing cost advantage relative to regional competitors
- Project sites are ideally located to serve high demand areas in commercial and industrial corridors

Project	Capacity (MW)	Market
Thermal Asset 1	635	PJM
Thermal Asset 2	620	MISO
Thermal Asset 3	1,350	ERCOT
Thermal Asset 4	1,350	PJM
Total Thermal Pipeline	**3,955**	

OPC ENERGY

7

     8        Three Rivers – Thermal Development Case Study  1,258 MW CCGT in PJM-COMEDTotal Construction and financing costs of $1.3bFinancial Closing Achieved in August 2020, 14 lenders for total amount of $750M senior + $125M facilitiesCPV to maintain at least 10% and manage asset   Financial Close & Construction Highlights  Key Equity Partners  Market Highlights  Base load to substitute coal retirementsGas netback contract: Gas purchased at a percentage of power price  Strategics  Infrastructure Funds  Project Location & Site Map

     9        Proven Development Platform      ~4.2x Development Return Multiple Over the Course of Development Period  In US$ millions  2010-2020, In US$ millions  Average Proceeds Received: $68 million  2010-2020 Cumulative GW Developed  Cumulative Capital Invested & Returned   Development Company Performance (Proceeds Received)  Thermal  Wind  14.8

     10        Attractive Operating Portfolio        Overview  Acquisition of new, state of the art assets at discount to construction cost Significant upside potential as markets recover, enactment of favorable emission regulation and accelerated retirements of coal and old gas generating assets CPV owns an efficient and diverse operating fleet, consisted of five natural gas power plants and a wind facility Net ownership of 1.4 GW in assets with a total installed capacity of 4.2 GWThe assets are located across four different power markets: PJM (51%), NYISO (26%), ISO-NE (15%) and SPP (8%)  Weighted Average Heat Rate (Btu / KWh)  Weighted Average Age of Natural Gas-Fired Plants  Purchase Value of Operating Assets vs. Average Capex ($ / KW)  Source: SNL, Leidos

CPV Asset Overview

Project	Technology	Market	MW	COD	Stake	Net MW
Shore	CCGT	PJM-EMAAC	725	2016	37.5%	272
St. Charles	CCGT	PJM-SWMAAC	745	2017	25%	186
Valley	Dual Fuel CCGT	NYISO LHV	720	2018	50%	360
Towantic	Dual Fuel CCGT	ISO-NE CT	805	2018	26%	209
Fairview	CCGT	PJM-MAAC	1,050	2019	25%	263
Keenan II	Wind	SPP	152	2010	70%	106
Three Rivers	CCGT	PJM-COMED	1,258	2023	17.5%	220
Total			5,455			1,617

Operational (1,397 MW) Under Construction (220 MW)

Capacity Additions (MW) by Year (Pro-Rata for Stake)



Adjusted EBITDA (in US$ millions)[1]
1,600
1,400
1,200
1,000
800
600
400
200
0
MW
$36m
287
272
15[3]
$42m
474
186
$78m
1,043
360
209
$82m
1,305
263
Representative Full Year: $125m[2]
1,397
91
1,397
2016
2017
2018
2019[4]
2020
Total
Keenan (pre-flip) Shore St. Charles Towantic Valley Fairview Keenan (additional post flip)

1. Proportionate consolidation (based on equity ownership) of all the operating assets
3. Keenan Capacity addition occurred at COD in 2010
4. Fairview COD was in December 2019

Clean, efficient, state-of-the-art operating fleet in diverse, attractive regions of the U.S.

- Total **operating portfolio** of **1,397 MW**
- Three Rivers **adds up to 220 MW** of generation capacity



Natural Gas
Wind
PJM
NYISO
ISO-NE

2020



Net Capacity by Fuel Type
Wind 8%
Dual Fuel 41%
Gas 51%
Net Capacity by Region
ISO-NE 15%
SPP 8%
NYISO 26%
PJM 51%
Contracted / Hedged Margin
Merchant Capacity 6%
Merchant Energy 13%
Contracted / Hedged Energy 50%
Contracted / Hedged Capacity 31%

2. All operating plants (including post-equity tax flip for Keenan II and excluding Three Rivers) are assumed to be fully operational. The following constitutes forward looking information under the Securities Law, which is based on estimations and assumptions as of the date hereof and which may not materialized. Actual results may be significantly different due to various factors including such that are not under OPC's control

OPC ENERGY

11

Highly Experienced Management Team



GARY LAMBERT | CO-FOUNDER & CEO
Years in the Energy Industry: 32



SHERMAN KNIGHT | President and CCO
Years in the Energy Industry: 21



PAUL BUCKOVICH | CFO
Years in the Energy Industry: 27



PETER PODURGIEL | EVP, Project Development
Years in the Energy Industry: 22



SEAN FINNERTY | EVP, M&A & Renewable Energy
Years in the Energy Industry: 24

Top tier management team

- Significant experience in the sector with over 100 years combined experience
- Lead members working together at CPV more than 10 years
- Commercial capabilities across hedge products and PPA's
- Deep expertise on large, structured transactions including with utility and C&I counterparties
- Sustained focus on ESG. Dedicated to providing safe, reliable, cost-effective and environmentally responsible power

Equity and Stakeholder Relationships

- long term relationship with repeating equity providers
- ability to sell at Financial Close retaining asset management

GE · OSAKA GAS · TOYOTA TSUSHO · APOLLO · ITOCHU · Marubeni · John Hancock · Ullico · Diamond Generating Corporation · UBS Global Asset Management

Integrated Capabilities

- Experienced in-house teams execute across the full suite of industry functions
- Manage build vs buy economics and evaluate development opportunities
- Longstanding relationships with leading OEMs and EPCs

Originate	Development
Commercialize	Finance
Construction	Asset Managment

OPC ENERGY

12

Leading Asset Management Business
DRIVES SYNERGIES ACROSS CPV'S BUSINESS

Overview

- CPV is a proven platform to manage portfolios in all major markets, across various fuel types and technologies
- 10.6 GW of assets currently under management
- CPV provides variety of asset management services both for operating assets and during construction:
  - Optimizing gross margin and managing operation and maintenance
  - Forming environmental compliance strategy and corporate strategy
  - Supporting finance and M&A execution

Cumulative Assets Managed (GW)



0.5
0.8
5.1
5.7
6.5
8.2
8.2
8.4
11.2
11.4
12.1
14.1
14.9
15.7
18.7
19.8
20.3
2003
2005
2007
2009
2011
2013
2015
2017
2019
Gas
Dual Fuel
Wind
Coal
Biomass
Geothermal

Cumulative Assets Managed (% by MW)



SPP 2%
PJM 35%
SERC 4%
MISO 6%
WECC 6%
CAISO 8%
NYISO 10%
ISO-NE 14%
ERCOT 16%

Asset Management Revenue

(In US$ millions)



$13
$16
$19
$18
$19
2016
2017
2018
2019
2020 [1]

OPC ENERGY

1. Expected 2020 full year revenue

13

     14        Creating a Company of Significant Scale                First Israeli IPP with leading presence  Diversified USA presence with a renewable platform for expansion  ~2,800MW in operation by 2023 ~7,500MW additional pipeline  1  2  3  3  4  1. OPC’s operational capacity and generation assumes Rotem at 80% stake2. CPV’s capacity under construction pro-rata for Three Rivers’ 17.5% stake. OPC’s capacity under construction assumes 99 MW for Sorek 2 (awarded) and estimated 150MW Distributed Energy3. Assumes 100% capacity for future projects. Final holding stake for each project remains to be determined4. Assumes 2019A EBITDA for OPC. Assumes Representative year EBITDA for CPV, US$:NIS exchange rate of 3.5  1  1,913 MW  907 NISm  9,729 GWh  2,245 MW  865 MW  5,285 MW

CPV Financials

Historical Financials (Proportionate Consolidation)[1]

(In US$ millions)	2018[2]	2019[3]
Income Statement		
Revenue	$230[4]	$332[4]
Keenan II (10%)	$2	$2
Fairview (25%)	-	$0
Shore (37.5%)	$31	$25
St.Charles (25%)	$14	$13
Valley (50%)	$2	$19
Towantic (26%)	$29	$23
Proportionate Project Level EBITDA	**$78**[5]	**$82**[5]
DevCo and Asset Management	$72[5]	$20[5]
Adj. EBITDA	**$150**	**$102**
Net Profit	**$41**	**$36**
Balance Sheet		
Total Assets	$1,533	$1,586
Total Liabilities	$1,023	$1,006
Shareholder's Equity	$510	$580
Net Debt	$832	$802

Estimated Representative Year[6,7]

(In US$ millions)	Full Year Operating Assets
Portfolio	$300
DevCo & Asset Management	$50
Total Revenue	**$350**
Keenan II (70%)[8]	$10
Fairview (25%)	$25
Shore (37.5%)	$20
St. Charles (25%)	$10
Valley (50%)	$30
Towantic (26%)	$30
Proportionate Project Level EBITDA	**$125**
DevCo & Asset Management	$25
Total Representative Year EBITDA	**$150**

1. Proportionate consolidation (based on equity ownership) of all the operating assets. Non-GAAP presentation as this reflects a proportional consolidation of the equity method investments and corresponding eliminations
2. 2018 EBITDA reflects partial operating year for Towantic (COD in May 2018) and Valley (COD October 2018) and proceeds from sale of 25% of Towantic
3. 2019 EBITDA reflects lower generation and gross margin for Towantic due to 5 months outage and repair of turbine and Fairview less than 1 month of operations (COD December 2019)
4. Includes unrealized MTM gain and loss related to derivatives and excludes gain / loss on sale of equity stake in projects
5. Excludes unrealized MTM gain and loss related to derivatives and includes gain / loss on sale of equity stakes in projects
6. Illustrative full year results assuming run-rate financial performance at the platform level (i.e. asset management and development company), and all operating plants (including post-equity tax flip for Keenan II and excluding Three Rivers) are assumed to be fully operational
7. Percentage figures represent CPV's equity ownership in each project
8. CPV's ownership post tax-equity flip

OPC ENERGY

15

     16        Transaction Financing and Capital Raise  Funding Sources (NIS)  OPC Portion (70%)  Internal sources  Bond  1,960m  280m  250m    Remaining Funding (Acquisition & Development)  330m  Private placement (Clal & Phoenix)  350m  Kenon order in public offering  350m  Total Sources (including projects under development): $800m  Note: Assumes $800 total consideration, transaction costs and additional investments for 2021-2023, US$:NIS exchange rate of 3.5.  2,800m    Credit Facility (Harel)  400m

     17        Transaction Timing and Next Steps  Sep 15  Term Sheet signed – exclusivity period of 30 days granted  October 1-8  Bond Issuance  October 15  SPA signing target  Q2 2021  Closing target

     18        Appendix

U.S. Power Market Overview

U.S. Power Market Overview

- World's largest energy market (>1,000 GW)
  - Fragmented and only partially deregulated
- Thermal generation still dominates, providing more than 60% of energy produced during 2019
- Limited renewable energy penetration to-date (<20% energy generation in 2019) but coal and old-gas generation displacement is accelerating
- Strong private capital interest in renewables supported by state-led policies and rapidly reducing Levelized Cost of Energy (LCOE)
- COVID-19 has caused a temporary demand contraction that slowed down renewable build-out acceleration. However, there hasn't been a change on longer-term decarbonisation sentiment

U.S. Power Markets


Non ISO WECC
MISO
NYISO
ISONE
CAISO
SPP
PJM
Non ISO East
ERCOT

OPC ENERGY
Source: EIA
19

     20        Main CPV Power Markets  Installed Capacity by fuel  Installed Capacity by fuel  Installed Capacity by fuel  PJM    States  13  Residents  ~65 million  Installed Capacity  198 GW  Power Plants  1,373  Peak Demand (All Times – 2011)  148 GW  Total Generation (2019)  829 TWh  Transmission System  100,000 miles  NYISO    States  1  Residents  ~20 million  Installed Capacity  40 GW  Power Plants  760  Peak Demand (All Times – 2013)  34 GW  Total Generation (2019)  135 TWh  Transmission System  11,130 miles  ISO - NE    States  6  Residents  ~15 million  Installed Capacity  31 GW  Power Plants  350  Peak Demand (All Times – 2006)  28 GW  Total Generation (2019)  119 TWh  Transmission System  9,000 miles  Source: PJM, NYISO, ISO-NE

PJM PV Development Project Case Study

Key Commercial Highlights

- Off-take Strategy & Details:
  - Capacity - will be sold to PJM
  - Energy - 10-12 year virtual PPA with Fortune 50 C&I customer (shortlisted)
  - SREC - Executed SREC PPA with Oil giant, locks in ~40% of revenue requirement for the project
- Significant economies of scale provide cost advantage relative to other projects in Pennsylvania
- Opportunity to capitalize on premium structure in Pennsylvania that requires SRECs be generated by in-state solar resources
- Utilizes tax equity and back-leverage to increase returns

Project Overview

Site Location & Power Pool	Pennsylvania – PJM, MAAC
Project Site	~5,000 m^2
Nominal Capacity	195 MW_{dc} /150 MW_{ac}
Technology	Single axis tracking solar PV
CPV Ownership	100%
ITC Target	26%
Phase 1 Target NTP[1]	2021

Development Highlights

- Land control – Completed
- Regulatory – Final land development plan to be completed in Q1 2021
- Grid connection - Transmission line on site, feasibility and facilities studies in progress
- Environmental –
  - Topographic analysis completed August 2019
  - Bat study completed October 2019
  - Additional environmental studies and consultations are underway

Project Location



1. 130 MWdc /100 Mwac out of total project capacity

OPC ENERGY

21

                                                                                                                                                                                                                               22        CPV Operating Assets Enjoy Competitive Position in Attractive Markets  NYISO    Asset(s)  Valley (720 MW)  Capacity Advantage  Premium capacity zone in the Lower Hudson Valley; stands to benefit further from the planned retirement of 2 GW Indian Point (IP) nuclear facility  Energy Advantage  Margin protected by revenue put option in place through 2023; retirement of IP will improve spark spreads in Zone G  Fuel Advantage  Access to lowest cost gas in the region via firm gas supply agreement with DTE at Dominion South (Millennium Pipeline) and TETCO M3 index prices; dual fuel provides additional optionality  PJM-SW MAAC / MAAC    Asset(s)  St. Charles (745 MW); Fairview (1,050 MW)  Capacity Advantage  Stand to gain capacity value given surrounding aging, uneconomic coal assets likely to retire  Energy Advantage  Most efficient thermal plants in PEPCO and PENELEC zones, providing substantial opportunity to generate attractive energy margins  Fuel Advantage  At St. Charles, able to source lowest cost gas in a constrained region via Cove Point lateral; at Fairview, access to Marcellus gas with added ability to reduce fuel costs by burning ethane  ISO-NE    Asset(s)  Towantic (805 MW)  Capacity Advantage  Seven-year capacity price locked at attractive levels of $9.55/kW-mo with escalation  Energy Advantage  Highest efficiency thermal plant in all of ISO-NE with premium nodal energy prices  Fuel Advantage  Access to lower of Iroquois or Algonquin priced gas due to location upstream of critical compressor constraint; dual fuel provides additional optionality  PJM-EMAAC    Asset(s)  Shore (725 MW)  Capacity Advantage  Persistent EMAAC pricing premium  Energy Advantage  Efficient asset well positioned due to retirements and high barriers to entry for new builds  Fuel Advantage  Dual pipeline access (Transco and TETCO) creates regional competitive advantage to source lowest cost gas in a constrained region    SPP (Oklahoma)    Asset(s)  Keenan II (152 MW)  Advantage  Fully contracted FOR 100% of energy and environmental attributes with local utility (OG&E). Remaining PPA life of 9 years

Keenan II Overview – 152 MW Wind Farm

Key Commercial Highlights

- Fully contracted, with 100% of energy and environmental attributes purchased by OG&E under a 20-year Wind Energy Purchase Agreement (WEPA) through December 2030
- Proven, reliable operation evidenced by its 9+ years of operating history
- Proven performance level since COD, with an average net capacity factor of 43% (in line with P50 expectation at inception) and low average annual forced outage factor since commercial operation (4.1%)
- Plant boasts Tier I equipment and service
- Top of the line technology, with power curve upgrade kits and secondary coolers, both installed on all WTGs in 2015

Facility Location





Facility Overview

Location	Woodward, OK
Power Pool & Zone	Southwest Power Pool ("SPP")
COD	December 2010
Nominal Capacity	151.8 MW
Off-take Counterparty	Oklahoma Gas and Electric
Counterparty Credit Rating	(Moody's / S&P) A2 / BBB+
Off-take Expiration	2030 with OG&E option to extend to 2035
Facility Type	Wind
Equipment Technology	66 Siemens 2.3 MW WTG
CPV Ownership	70% Post-Flip (Anticipated September 2020)
O&M / Asset Management	Siemens O&M / CPV
Energy Mgmt. Agreement	SPP and OG&E
Electric Interconnect (on-site)	OG&E 138 kV Woodward EHV substation

OPC ENERGY

23

Shore Overview – 725 MW CCGT

Key Commercial Highlights

- Well-positioned on the PJM dispatch curve due to its fuel efficiency and low variable cost of operation, and with consistently superior operating metrics relative to other CCGTs in PJM
- Shore's 6,698 Btu/kWh full base load heat rate is significantly advantaged relative to the marginal producer and to the average heat rate of other CCGT plants in PJM (~7,700 Btu/kWh)
- EMAAC pricing premium expected to persist due to retirements and minimal planned new-build capacity
- As an expansion to Shore, Keasbey brings economic benefits by utilizing existing infrastructure and shared services during operations

Facility Location



Facility Overview

Location	Woodbridge Township, Middlesex County, NJ
COD	January 2016
Nominal Capacity	725 MW
Heat Rate	6,698 Btu/kWh
Hedging Counterparty	BP Energy
Counterparty Credit Rating	(Moody's / S&P) A2 / A-
Hedge Expiration	2021
Plant Type	CCGT
Fuel Type	Natural Gas
Equipment Technology	2X1 combined cycle, wet cooled GE 7FA.05 turbines 94 MW duct firing
CPV Ownership	37.5%
O&M / Asset Management	CAMS / CPV
Contracted Services	GE
Electric Interconnect	4-mile interconnect to JCPL 230 kV Raritan River Substation
Gas Interconnect	Transco Mainline with planned second interconnect to TETCO Mainline

OPC ENERGY

24

St. Charles Overview – 754 MW CCGT

Key Commercial Highlights

- At a 6,856 Btu / kWh heat rate, St. Charles is the most efficient thermal power plant in the densely populated PJM-PEPCO zone, providing substantial opportunity to generate attractive energy margins
- Direct connection to the highly liquid Transco interstate gas pipeline via the Cove Point Lateral
- St. Charles is strategically located in an evolving regional market, as 4.8 GW of coal fired generation in Maryland and surrounding areas approach retirement age and / or close for economic reasons, driving additional tightening of reserve margins in the region and increased power pricing as a result
- 100% of St. Charles' energy output is hedged
- Upgraded in 2018 with DLN 2.6+ combustors, adding 20 MW
- St. Charles is positioned for expansion with available land and gas interconnection built for approximately twice the requirement of the existing facilities

Facility Location



Facility Overview

Location	Charles County, MD
COD	February 2017
Nominal Capacity	745 MW
Heat Rate	6,856 Btu/kWh
Hedging Counterparty	Shell Trading Risk Management
Counterparty Credit Rating	(Moody's / S&P) A2 / A+
Hedge Expiration	2022
Plant Type	CCGT
Fuel Type	Natural Gas
Equipment Technology	2X1 combined cycle, wet cooled GE 7F.05 turbines 94 MW duct firing
CPV Ownership	25%
O&M / Asset Management	CAMS / CPV
Contracted Services	Twin Eagle
Electric Interconnect	PEPCO 230 kV Kelson Ridge Substation
Gas Interconnect	Dominion Transco Zone 5-north / Dominion Cove Point

OPC ENERGY

25

Towantic Overview – 805 MW CCGT

Key Commercial Highlights

- Capacity price is locked-in at $9.55/kW-mo, escalating annually, providing an attractive stream of known cash flows through May 2025
- Towantic has the lowest heat rate in ISO-NE and it is located in a load pocket with premium nodal energy prices
- Dual-fuel capability allows Towantic to capitalize on periods of weather volatility and gas supply constraints in New England
- Towantic enjoys access to the lower of Iroquois or Algonquin priced gas due to location upstream of critical compressor constraint

Facility Location



Facility Overview

Location	Oxford, CT
COD	May 2018
Nominal Capacity	805 MW
Heat Rate	6,425 Btu/kWh
Hedging[2]	N/A
Plant Type	Dual Fuel CCGT
Fuel Type	Natural Gas with ULSD back-up
Equipment Technology	2X1 combined cycle, air cooled GE 7HA.01 turbines 30 MW duct firing
CPV Ownership	26%
O&M / Asset Management	NAES / CPV
Contracted Services	Con Ed
Electric Interconnect	CP&L 115 kV system on site
Gas Interconnect	Algonquin Pipeline

(1) 7 year price lock through 2025

OPC ENERGY

26

Valley Overview – 720 MW CCGT

Key Commercial Highlights

- Strategically located in an area with extremely high barriers to entry for any new natural gas power plant
- Stands to benefit significantly in terms of capacity and energy prices upon the planned retirement of the 2 GW Indian Point nuclear facility
- Advantaged access to low cost Marcellus natural gas via firm gas transport arrangement with Millennium Pipeline and supply agreement with DTE which is indexed to Dominion South and TETCO M3 prices
- Anticipated 2021 implementation of carbon pricing regime in New York will benefit highly efficient plants like Valley, increasing energy margin realization
- Addition of as much as 10 GW of renewable generation in NY will further crystallize Valley's value as one of a small number of CCGTs in an increasingly renewable market
- 100% of energy output is hedged via a revenue put option

Facility Location



Facility Overview

Location	Wawayanda, Orange County, NY
COD	October 2018
Nominal Capacity	720 MW
Heat Rate	6,844 Btu/kWh
Hedging Counterparty	Morgan Stanley Capital Group, Inc.
Counterparty Credit Rating	(Moody's / S&P) A3 / BBB+
Hedge Expiration	2023
Plant Type	Dual Fuel CCGT
Fuel Type	Natural Gas with ULSD Backup
Equipment Technology	2X1 combined cycle, wet cooled Siemens 5000F turbines 89 MW duct firing
CPV Ownership	50%
O&M / Asset Management	DGC Operations / CPV
Contracted Services	BETM
Electric Interconnect	NYPA Dolson Rd 345 kV substation
Gas Interconnect	Millennium Pipeline Interconnect via Valley Lateral

OPC ENERGY

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Fairview Overview – 1,050 MW CCGT

Key Commercial Highlights

- Surrounded by significant natural gas and NGL production, Fairview's strategic location in the heart of the Marcellus formation avoids costly long-haul pipeline contracts
- Interconnected to the premium PJM-MAAC capacity region
- Ability to burn low cost ethane with the ability to switch to up to 25% ethane without disruption
- Fairview is the most efficient gas unit in the region, positioning it to realize substantial energy margin as the PJM supply stack continues to evolve
- 100% of Fairview's energy output is hedged

Facility Location



Facility Overview

Location	Jackson Township, Cambria County, PA
COD	December 2019
Nominal Capacity	1,050 MW
Heat Rate	6,419 Btu/kWh
Hedging Counterparty	BP Energy
Counterparty Credit Rating	(Moody's / S&P) A2 / A-
Hedge Expiration	2025
Plant Type	CCGT
Fuel Type	Natural Gas with ethane mix optionality (up to 25% ethane permitted)
Equipment Technology	2X1 combined cycle, wet cooled GE 7HA.02 turbines 92 MW duct firing
CPV Ownership	25%
O&M / Asset Management	NAES / CPV
Energy Mgmt. Agreement	Twin Eagle
Electric Interconnect	Penelec 500 kV Hunterstown – Conemaugh line on-site
Gas Interconnect	TETCO Pipeline
Ethane Interconnect	Mariner East Pipeline

OPC ENERGY

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Three Rivers Overview – 1,258 MW CCGT

Key Commercial Highlights

- Interconnected to the premium PJM-COMED capacity region
  - $90/MW-day average premium to RTO over last 3 years
- Share of contribution margins composed of capacity revenues is projected to fluctuate between 40-50% through the 2020s and early 2030s, with ComEd clearing above RTO until the 2030/31 BRA
- Strong candidate for an eventual repricing/refinancing in the PF bank or TLB markets
- Advantaged access to low cost gas from the Montney and Duvernay basins in western Canada
- 47% of Three Rivers energy output is hedged via gas netback agreements, for the first 5-10 operating years which effectively locks fuel price advantage
- Gas Netback contracts price is calculated as % the settled ComEd Power Price

Facility Location





Facility Overview

Location	Goose Lake Township, Il
Expected COD	May 2023
Nominal Capacity	1,258 MW
Heat Rate	6,356 Btu/kWh
Hedging Counterparty	Morgan Stanley and Advantage Oil & Gas
Hedge Expiration	2028-2033
Plant Type	CCGT
Fuel Type	Natural Gas
Equipment Technology	2 X GE 7HA.02
CPV Ownership	17.5%
O&M / Asset Management	CAMS / CPV
Electric Interconnect	Two COMED high voltage transmission lines located 0.15 miles north of the project site
Gas Interconnect	Alliance Pipeline NGPL
Construction Contractor	Kiewit

OPC ENERGY

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Giora Almogy, C.E.O., OPC
- +972-54-801-0400
- Gioraa@opc-energy.com

Tzahi Goshen, C.F.O., OPC
- +972-54-950-3888
- Tzahig@opc-energy.com

Guy Maor, Business Development Director, OPC
- +972-52-608-4722
- Guym@opc-energy.com

Shay Perets, IR, OPC
- +972-54-740-5544
- Shay.Perets@opc-energy.com

WWW.OPC-ENERGY.COM

OPC ENERGY

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